UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56754

BGO Industrial Real Estate Income Trust, Inc.

(Exact name of registrant as specified in its charter)

399 Park Avenue

18th Floor

New York, New York 10022

(212) 359-7800

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Class I Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certifications or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, BGO Industrial Real Estate Income Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BGO Industrial Real Estate INCOME Trust, INC.

Dated: May 13, 2026	By:	/s/ Lori Biancamano
Name: Lori Biancamano
Title: Chief Financial Officer and Treasurer